INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

June 30, 2014

DEJOUR ENERGY INC.
INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

		June 30,	December 31,
(CA$ thousands)	Notes	2014	2013
		$	$
ASSETS
Current
Cash and cash equivalents		912	505
Accounts receivable		1,343	831
Prepaids and deposits		41	49
Current Assets		2,296	1,385
Non-current
Deposits		479	447
Exploration and evaluation assets	5	2,798	3,281
Property and equipment	6	17,088	20,386
Total Assets		22,661	25,499

LIABILITIES
Current
Bank credit facilities	8	2,560	2,900
Loan facility	10	-	2,911
Accounts payable and accrued liabilities		2,506	2,623
Warrant liability	9	1,028	324
Derivative liability	10	583	287
Current portion of financial contract liability		-	1,248
Current Liabilities		6,677	10,293
Non-current
Decommissioning liability	11	2,881	1,212
Other liabilities		16	22
Financial contract liability	12	3,240	4,873
Total Liabilities		12,814	16,400
SHAREHOLDERS' EQUITY
Share capital	13	93,165	90,274
Contributed surplus	15	9,095	9,150
Deficit		(93,091)	(90,839)
Accumulated other comprehensive income (loss)		678	514
Total Shareholders' Equity		9,847	9,099
Total Liabilities and Shareholders' Equity		22,661	25,499

Approved on behalf of the Board:

/s/ Robert Hodgkinson	/s/ Craig Sturrock
Robert Hodgkinson - Director	Craig Sturrock - Director

The accompanying notes are an integral part of these consolidated financial statements.	1

DEJOUR ENERGY INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Unaudited)

		Three months ended June 30		Six months ended June 30
(CA$ thousands, except per share amounts)	Notes	2014	2013	2014	2013
		$	$	$	$
REVENUES
Gross revenues		2,597	2,526	5,382	4,564
Royalties		(442)	(494)	(953)	(872)
Total Revenues, net of royalties	18	2,155	2,032	4,429	3,692

EXPENSES
Operating and transportation		1,404	764	2,381	1,675
General and administrative		778	853	1,616	1,836
Financing expenses		440	294	881	418
Stock based compensation	15	434	243	521	300
Foreign exchange loss (gain)		(248)	269	27	409
Loss on settlement of loan facility	10	388	-	388	-
Loss on disposal of E&E assets		389	-	389	216
Gain on disposal of property and equipment		(1,935)	-	(1,935)	-
Amortization, depletion and impairment losses	7	692	735	1,430	1,522
Change in fair value of warrant liability	9	(594)	(45)	704	(387)
Change in fair value of derivative liability	10	(312)	-	296	-
Total Expenses		1,436	3,113	6,698	5,989

Income (loss) before other items		719	(1,081)	(2,269)	(2,297)
Other income		11	6	17	12

Income (loss) for the period		730	(1,075)	(2,252)	(2,285)

Other Comprehensive Income (Loss)
Items that may be subsequently reclassified to profit or loss:
Foreign currency translation adjustment		(481)	533	164	867

Comprehensive income (loss)		249	(542)	(2,088)	(1,418)

Income (loss) per common share - basic	16	0.004	(0.007)	(0.014)	(0.015)

Income (loss) per common share - diluted	16	0.003	(0.007)	(0.014)	(0.015)

DEJOUR ENERGY INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Unaudited)

		Number	Share	Contributed
(CA$ thousands, except number of shares)	Notes	of Shares	Capital	Surplus	Deficit	AOCI(L)*	Total
			$	$	$	$	$
Balance as at January 1, 2014		148,916,374	90,274	9,150	(90,839)	514	9,099
Shares issued via private placements, net of issuance costs	13	7,000,000	685				685
Issue of shares on exercise of options	13	8,373,750	1,630				1,630
Contributed surplus reallocated on exercise of options	13		576	(576)			-
Stock-based compensation	15			521			521
Loss					(2,252)		(2,252)
Foreign currency translation adjustment						164	164
Balance as at June 30, 2014		164,290,124	93,165	9,095	(93,091)	678	9,847

Balance as at January 1, 2013		148,916,374	90,274	8,802	(88,262)	(568)	10,246
Stock-based compensation	15			300			300
Loss					(2,285)		(2,285)
Foreign currency translation adjustment						867	867
Balance as at June 30, 2013		148,916,374	90,274	9,102	(90,547)	299	9,128

* Accumulated other comprehensive income (loss)

DEJOUR ENERGY INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

		Three months ended June 30		Six months ended June 30
(CA$ thousands)	Notes	2014	2013	2014	2013
		$	$	$	$
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income (loss) for the period		730	(1,075)	(2,252)	(2,285)
Adjustment for items not affecting cash:
Amortization, depletion and impairment losses		692	735	1,430	1,522
Stock based compensation		434	243	521	300
Non-cash financing expenses		406	173	805	318
Non-cash foreign exchange on financial contract liability		(228)	239	14	377
Loss on settlement of loan facility		388	-	388	-
Loss on disposal of E&E assets		389	-	389	216
Gain on disposal of property and equipment		(1,935)	-	(1,935)	-
Change in fair value of derivative liability		(312)	-	296	-
Change in fair value of warrant liability		(594)	(45)	704	(387)
Amortization of deferred leasehold inducement		(2)	(3)	(5)	(6)
Changes in operating working capital	16	(450)	255	(300)	640
Total Cash Flows from (used in) Operating Activities		(482)	522	55	695
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Deposits		(27)	(3)	(32)	(4)
E&E expenditures		(53)	(79)	(84)	(108)
Additions to property and equipment		(451)	(341)	(1,256)	(497)
Proceeds from sale of E&E assets		412	-	412	96
Proceeds from sale of property and equipment		4,136	-	4,136	-
Changes in investing working capital	16	218	2	(369)	(292)
Total Cash Flows from (used in) Investing Activities		4,235	(421)	2,807	(805)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Advance (repayment) of bank credit facilities		(451)	(2,466)	(340)	(3,323)
Advance (repayment) of loan facility		(3,699)	2,206	(3,820)	2,206
Advance (repayment) of financial contract liability		(295)	-	(658)	-
Shares issued on exercise of warrants and options		655	-	1,630	-
Shares issued for cash, net of share issue costs		-	-	685	-
Changes in financing working capital	16	(10)	163	48	163
Total Cash Flows from (used in) Financing Activities		(3,800)	(97)	(2,455)	(954)

CHANGE IN CASH AND CASH EQUIVALENTS		(47)	4	407	(1,064)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		959	440	505	1,508

CASH AND CASH EQUIVALENTS, END OF PERIOD		912	444	912	444

Supplemental cash flow information - Note 16

DEJOUR ENERGY INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

NOTE 1 – CORPORATE INFORMATION

Dejour Energy Inc. (the “Company”) is a public company trading on the New York Stock Exchange AMEX (“NYSE-AMEX”) and the Toronto Stock Exchange (“TSX”), under the symbol “DEJ.” The Company is in the business of exploring and developing energy projects with a focus on oil and gas in North America. On March 9, 2011, the Company changed its name from Dejour Enterprises Ltd. to Dejour Energy Inc. The address of its registered office is 598 – 999 Canada Place, Vancouver, British Columbia.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Dejour Energy (USA) Corp. (“Dejour USA”), incorporated in Nevada, Dejour Energy (Alberta) Ltd. (“DEAL”), incorporated in Alberta, Wild Horse Energy Ltd. (“Wild Horse”), incorporated in Alberta, and 0855524 B.C. Ltd., incorporated in British Columbia. All intercompany transactions are eliminated upon consolidation.

The interim condensed consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the parent company. These interim condensed consolidated financial statements were authorized and approved for issuance by the Audit Committee on August 7, 2014.

NOTE 2 – BASIS OF PRESENTATION

(a) Basis of presentation

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial reporting (“IAS 34”) using accounting policies consistent with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These interim results do not include all the information required for the full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Company for the year ended December 31, 2013.

(b) Basis of measurement

The interim condensed consolidated financial statements have been prepared on the historical cost basis except for the revaluation of certain financial assets and liabilities to fair value as explained in the accounting policies in this note to the Company’s annual consolidated financial statements.

(c) Use of estimates and judgments

The preparation of interim condensed consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 4 to the Company’s annual consolidated financial statements.

(d) Functional and presentation currency

Subsidiaries measure items using the currency of the primary economic environment in which the entity operates with entities having a functional currency different from the parent company, translated into Canadian dollars.

DEJOUR ENERGY INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

NOTE 3 – CHANGE IN ACCOUNTING POLICIES

The Company has adopted the following new and revised standards, along with all consequential amendments, effective January 1, 2014. These changes are made in accordance with the applicable transitional provisions.

IAS 36, Impairment of Assets was amended in May 2013. This standard reduces the circumstances in which the recoverable amount of CGUs is required to be disclosed and clarifies the disclosures required when an impairment loss has been recognized or reversed in the period. The adoption of the standard did not have an impact on the Company’s condensed consolidated financial statements.

In May 2013, the IASB issued IFRIC 21 "Levies," which was developed by the IFRS Interpretations Committee ("IFRIC"). IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. The interpretation also clarifies that no liability should be recognized before the specified minimum threshold to trigger that levy is reached. IFRIC 21 is required to be adopted retrospectively for fiscal years beginning January 1, 2014, with earlier adoption permitted. IFRIC 21 will be applied by the Company on January 1, 2014 and the adoption may have an impact on the Company’s accounting for production and similar taxes, which do not meet the definition of an income tax in IAS 12 "Income Taxes." The adoption of the standard will not have an impact on the Company’s condensed consolidated financial statements.

The amendments to IAS 32 "Financial Instruments: Presentation" clarify the current requirements for offsetting financial instruments. The amendments to IFRS 7 "Financial Instruments: Disclosures" develop common disclosure requirements for financial assets and financial liabilities that are offset in the financial statements, or that are subject to enforceable master netting arrangements or similar agreements. The Company retrospectively adopted the amendments to both standards on January 1, 2013. The application of these amendments does not have any impact on the Company’s condensed consolidated financial statements.

NOTE 4 - CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only; or in the period of the change and future periods, if the change affects both.

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the consolidated annual financial statements within the next financial year are described in the Company’s annual consolidated financial statements.

DEJOUR ENERGY INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

NOTE 5 – EXPLORATION AND EVALUATION (“E&E”) ASSETS

	Canadian	Canadian Oil	United States
	Uranium	and Gas	Oil and Gas
	Properties	Interests	Interests	Total
	$	$	$	$
Cost:
Balance at January 1, 2013	533	23	25,463	26,019
Additions	-	10	134	144
Change in decommissioning provision	-	37	-	37
Disposals	(533)	-	(8,930)	(9,463)
Foreign currency translation and other	-	-	1,631	1,631
Balance at December 31, 2013	-	70	18,298	18,368
Additions	-	2	82	84
Change in decommissioning provision	-	120	-	120
Disposals	-	-	(3,655)	(3,655)
Foreign currency translation and other	-	-	(64)	(64)
Balance at June 30, 2014	-	192	14,661	14,853

	Canadian	Canadian Oil	United States
	Uranium	and Gas	Oil and Gas
	Properties	Interests	Interests	Total
	$	$	$	$
Accumulated impairment losses:
Balance at January 1, 2013	(271)	-	(21,858)	(22,129)
Impairment losses	(132)	-	(415)	(547)
Disposals	403	-	8,557	8,960
Foreign currency translation and other	-	-	(1,371)	(1,371)
Balance at December 31, 2013	-	-	(15,087)	(15,087)
Impairment losses (Note 7)	-	-	(69)	(69)
Disposals	-	-	2,925	2,925
Foreign currency translation and other	-	-	176	176
Balance at June 30, 2014	-	-	(12,055)	(12,055)

DEJOUR ENERGY INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

NOTE 5 – EXPLORATION AND EVALUATION (“E&E”) ASSETS (continued)

	Canadian	Canadian Oil	United States
	Uranium	and Gas	Oil and Gas
	Properties	Interests	Interests	Total
	$	$	$	$
Carrying amounts:
At December 31, 2013	-	70	3,211	3,281
At June 30, 2014	-	192	2,606	2,798

Exploration and evaluation (“E&E”) assets consist of the Company’s exploration projects which are pending the determination of proved reserves.

During the six months ended June 30, 2014, the Company sold its working interests in certain oil and gas leases in the areas of Colorado to unrelated third parties for gross proceeds of $412,000 (US$386,000).

During the six months ended June 30, 2014, the Company capitalized $48,000 (June 30, 2013 – $50,000) of general and administrative costs related to its US oil and gas interests.

The Company determined that there were no indicators of impairment for its Canadian oil and gas interests or no indicators of impairment reversal for its Canadian and U.S. oil and gas interests at June 30, 2014.

NOTE 6 – PROPERTY AND EQUIPMENT

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Interests	Interests	Other Assets	Total
	$	$	$	$
Cost:
Balance at January 1, 2013	24,700	13,076	314	38,090
Additions	21	2,206	7	2,234
Change in decommissioning provision	(171)	23	-	(148)
Disposals	-	(1,902)	-	(1,902)
Foreign currency translation and other	-	876	4	880
Balance at December 31, 2013	24,550	14,279	325	39,154
Additions	2,472	223	6	2,701
Change in decommissioning provision	92	5	-	97
Disposals	-	(5,325)	-	(5,325)
Foreign currency translation and other	-	46	-	46
Balance at June 30, 2014	27,114	9,228	331	36,673

DEJOUR ENERGY INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

NOTE 6 – PROPERTY AND EQUIPMENT (continued)

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Interests	Interests	Other Assets	Total
	$	$	$	$
Accumulated amortization, depletion and impairment losses:
Balance at January 1, 2013	(14,768)	(1,927)	(251)	(16,946)
Amortization and depletion	(2,036)	(493)	(25)	(2,554)
Impairment losses	(529)	-	-	(529)
Disposals	-	1,318	-	1,318
Foreign currency translation and other	-	(55)	(2)	(57)
Balance at December 31, 2013	(17,333)	(1,157)	(278)	(18,768)
Amortization and depletion (Note 7)	(985)	(365)	(11)	(1,361)
Disposals	-	537	-	537
Foreign currency translation and other	-	6	1	7
Balance at June 30, 2014	(18,318)	(979)	(288)	(19,585)

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Interests	Interests	Other Assets	Total
	$	$	$	$
Carrying amounts:
At December 31, 2013	7,217	13,122	47	20,386
At June 30, 2014	8,796	8,249	43	17,088

On June 30, 2014, the Company closed the sale of 65% of its working interest in the initial four wells drilled in 2013 at its Kokopelli project in Colorado, together with certain related production facilities, for $4,136,000 (US$3,876,000) cash and a 25% carried working interest in a US$16.0 million drilling and completion program planned for 2014 to be funded 100% by the Purchaser of the assets. The Company assigned a value of $4,377,000 (US$4,099,000) to the value of the carried interest based on the price paid by the Purchaser for the undrilled petroleum and natural gas rights at Kokopelli. The sales transaction resulted in gross proceeds on disposition of $8,513,000 and a gain on sale of assets $6,822,000 (US$6,394,000) for the period. The sales transaction resulted in the de-recognition of certain oil and gas assets, along with an adjustment to the financial contract liability. The net gain on this transaction was $1.9 million.

In March 2014, the Company closed the purchase of certain natural gas producing assets and related processing facilities adjacent to its existing Woodrush oilfield at Ft. St. John, British Columbia, resulting in the acquisition of an additional 9,600 net acres (44% developed). The assets acquired included a 54% working interest in a Halfway formation well, a 74% working interest in 2 shut-in natural gas wells, and a 96.8% working interest in a Sour Processing Facility. Funding for the purchase was provided by cash on hand and available credit from DEAL’s current credit facility with its Canadian bank. The properties so acquired have a fair value of $2,146,000, applying a 10% discount factor to expected future net cash flows. The Company also assumed related decommissioning liabilities of $1,520,000, applying a weighted average discount rate of 2.04% and an inflation rate of 2%. The total cash consideration paid is $626,000.

During the six months ended June 30, 2014, the Company capitalized $31,000 (June 30, 2013 – $3,000) of general and administrative costs related to its Canadian oil and gas interests. During the six months ended June 30, 2014, the Company capitalized $181,000 (June 30, 2013 – $171,000) of general and administrative costs related to its US oil and gas interests.

The Company determined that there were no indicators of impairment or impairment reversal at June 30, 2014.

DEJOUR ENERGY INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

NOTE 7 – AMORTIZATION, DEPLETION AND IMPAIRMENT LOSSES

	Six months ended June 30
	2014	2013
	$	$
Exploration and Evaluation Assets (E & E assets)
Impairment losses (Note 5)	69	1,330

Property and Equipment (D & P assets)
Amortization and depletion (Note 6)	1,361	192
	1,430	1,522

NOTE 8 – BANK LINE OF CREDIT

On June 5, 2014 and amended on June 27, 2014, DEAL renewed its Credit Facility with the Bank for a maximum amount of $2.9 million. Effective July 1, 2014, the Credit Facility reduces by $100,000 per month. Interest on the loan is Prime + 3% payable monthly and the amount outstanding is payable on demand any time. Collateral for the Credit Facility is provided by a $10.0 million first floating charge over all the assets of DEAL, a general assignment of DEAL’s book debts and a $10.0 million debenture with a first floating charge over all the assets of the Company. Additionally, an amount of US$385,000 was deposited in the Company’s US$ account with the Bank at June 30, 2014 upon the Bank’s request to be applied to DEAL’s general operations.

Under the terms of the Credit Facility, DEAL is required to maintain a working capital ratio of greater than 1:1 at all times. The working capital ratio is defined as the ratio of (i) current assets (including any undrawn and authorized availability under the Credit Facilities) less unrealized hedging gains to (ii) current liabilities (excluding the current portion of outstanding balances of the facility) less unrealized hedging losses. As at June 30, 2014, DEAL was in compliance with its working capital ratio requirement.

On July 29, 2014, the Company renewed the Credit Facility with its Bank for a maximum of $2.8 million, reducing $100,000 per month through November 1, 2014, the next review date. As part of the renewal, the Company can utilize the US$385,000 on deposit with its Bank at June 30, 2014 on the operations and capital programs of DEAL at the Company’s discretion.

NOTE 9 – WARRANT LIABILITY

Warrants that have their exercise prices denominated in currencies other than the Company’s functional currency of Canadian dollars, other than agents’ warrants, are accounted for as derivative financial liabilities. These warrants are recorded at the fair value at each reporting date with the change in fair value for the period recorded in profit or loss for the period.

	#	$

Balance at January 1, 2013	21,297,729	1,425
Change in fair value	-	(1,101)
Balance at December 31, 2013	21,297,729	324
Change in fair value	-	704
Balance at June 30, 2014	21,297,729	1,028

DEJOUR ENERGY INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

NOTE 10 – LOAN FACILITY

On June 30, 2014, the Company paid $3,563,000 to settle its outstanding loan facility of $3.5 million plus accrued interest of $63,000 to the Lender, resulting in a loss on debt settlement of $388,000. With the payment, all outstanding debt obligations are extinguished and the Lender has released and discharged the collateral security taken in respect of the loan facility.

An embedded derivative liability in the amount of $583,000 related to 7,291,667 incentive share purchase warrants attached to the original $3.5 million loan facility remains outstanding at June 30, 2014.

The derivative liability is carried at fair value through profit and loss and the instrument is re-measured at each reporting date using an option pricing model. For the six months ended June 30, 2014, the Company recorded an unrealized loss on the derivative liability of $296,000 (six months ended June 30, 2013 - $Nil). The following key inputs to obtain the valuation:

As at	June 30, 2014	December 31, 2013	June 18, 2013
Exercise price	$0.24	$0.24	$0.24
Share price	$0.22	$0.15	$0.20
Expected volatility	101%	84%	79%
Expected life	1 year	1.5 years	2 years
Dividends	0.0%	0.0%	0.0%
Risk-free interest rate	1.1%	1.1%	1.1%

NOTE 11 – DECOMMISSIONING LIABILITY

	Canadian	United States
	Oil and Gas	Oil and Gas
	Properties (1)	Properties (1)	Total

Balance at January 1, 2013	1,308	121	1,429
Change in estimated future cash flows	(134)	23	(111)
Disposals	-	(35)	(35)
Actual costs incurred	(112)	8	(104)
Unwinding of discount	30	3	33
Balance at December 31, 2013	1,092	120	1,212
Change in estimated future cash flows	211	4	215
Additions	1,520	-	1,520
Disposals		(96)	(96)
Actual costs incurred	-	1	1
Unwinding of discount	28	1	29
Balance at June 30, 2014	2,851	30	2,881

(1) relates to property and equipment (note 6)

DEJOUR ENERGY INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

NOTE 11 – DECOMMISSIONING LIABILITY (continued)

The present value of the decommissioning liability was calculated using the following weighted average inputs:

	Canadian Oil	United States
	and Gas	Oil and Gas
	Properties	Properties
As at June 30, 2014:
Discount rate	1.94%	2.26%
Inflation rate	2.00%	2.00%

As at December 31, 2013:
Discount rate	2.55%	2.72%
Inflation rate	2.00%	2.00%

NOTE 12 – FINANCIAL CONTRACT LIABILITY

On December 31, 2012, Dejour USA entered into a financial contract with a U.S. oil and gas drilling fund (“Drilling Fund”) to fund the drilling of up to three wells and the completion of up to four wells in the State of Colorado. The Drilling Fund contributed US$6.5 million cash to earn working interests in production from the wellbores ranging from 55.56% to 77.78% before payout and 44.44% to 58.33% after payout. This amount was subsequently increased by US$500,000 to US$7,000,000 with the Company’s consent.

The December 31, 2012 financial contract states the Drilling Fund has the right to require Dejour USA to purchase its working interests in the wellbores for cash in September 2016, 36-months after the final well in the 4-well program is placed on production. The repurchase price is based on a predetermined formula which ensures the Drilling Fund earns a minimum return, compounded annually and applied on a monthly basis, on 75% of its original US$7,000,000 investment over the 36-month period. Accordingly, the Company considered the transaction to be a financial contract as the risks and rewards of ownership were not substantially transferred to the Drilling Fund and, on December 31, 2012, the Company recorded the transaction in its accounts by increasing property and equipment and financial contract liability by US$6,500,000 on its balance sheet. This amount was subsequently increased to US$7,000,000.

On June 30, 2014, the financial contract was amended and the Drilling Fund agreed to retain its working interest in the wells as at September 30, 2016, should it exercise its right to require Dejour USA to pay the minimum return provided for in the December 31, 2012 contract. The Drilling Fund further agreed to deduct the residual reserve value of its working interest in the 4 wellbores at September 30, 2016 in determining the net liability owed by Dejour USA to the Drilling Fund at September 30, 2016. The parties also agreed to have a third party engineering firm calculate the residual value of the reserves in according with industry-accepted valuation standards.

The June 30, 2014 amendment transferred the risks of ownership of the 4 wellbores back to the Drilling Fund and the financial contract liability was adjusted to reflect the present value of the amount owing to the Drilling Fund under the financial contract at September, 2016 ($4,568,000), net of the present value of the residual reserve values ($1,328,000), or $3,240,000, as follows:

DEJOUR ENERGY INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

NOTE 12 – FINANCIAL CONTRACT LIABILITY (continued)

$
Loan advance at December 31, 2012 (US$6,500)	6,467
Loan advance during the year (US$417)	443
Accretion expense (US$471)	486
Foreign exchange loss	461
7,857
Less:
(a) Net operating income (US$441 paid in 2013)	(468)
(b) Gain on financial contract liability (US$1,192)	(1,268)
Balance at December 31, 2013 (US$5,755)	6,121
Accretion expense (US$233)	249
Foreign exchange loss	21
6,391
Less:
(a) Net operating income (US$617)	(658)
(b) Adjustment to financial contract liability (US$2,336)	(2,493)
Balance at June 30, 2014 (US$3,035)	3,240

NOTE 13 – SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of common voting shares, an unlimited number of first preferred shares issuable in series, and an unlimited number of second preferred shares issuable in series. No preferred shares have been issued and the terms of preferred shares have not been defined.

Issued and outstanding

		$of shares
	# of shares
Balance at December 31, 2012 and 2013	148,916,374	90,274
Issue of shares on exercise of options	8,373,750	1,630
Contributed surplus reallocated on exercise of options	-	576
Shares issued via private placement, net of issuance costs	7,000,000	685
Balance at June 30, 2014	1164,290,124	93,165

In January 2014, the Company completed a private placement of 7,000,000 common shares at $0.11 per share. Gross proceeds raised were $770,000. In connection with this private placement, the Company paid finders’ fees of $27,000 and other related costs of $58,000. Directors and Officers of the Company purchased 900,000 common shares of this offering.

During the six months ended June 30, 2014, 8,373,750 stock options were exercised with an average exercise price of $0.19 each. Directors and Officers of the Company exercised 4,581,250 stock options with an average exercise price of $0.19 each.

DEJOUR ENERGY INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

NOTE 14 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS

(a) Stock Options

The Stock Option Plan (the “Plan”) is a 10% “rolling” plan pursuant to which the number of common shares reserved for issuance is 10% of the Company’s issued and outstanding common shares as constituted on the date of any grant of options.

The Plan provides for the grant of options to purchase common shares to eligible directors, senior officers, employees and consultants of the Company (“Participants”). The exercise periods and vesting periods of options granted under the Plan are to be determined by the Company with approval from the Board of Directors. The expiration of any option will be accelerated if the participant’s employment or other relationship with the Company terminates. The exercise price of an option is to be set by the Company at the time of grant but shall not be lower than the market price (as defined in the Plan) at the time of grant.

The following table summarizes information about outstanding stock option transactions:

	Number of	Weighted average
	options	exercise price
		$
Balance at January 1, 2013	14,389,626	0.29
Options granted	3,750,000	0.18
Options cancelled	(5,919,000)	0.39
Options forfeited	(1,598,125)	0.30
Balance at December 31, 2013	10,622,501	0.20
Options granted	13,620,305	0.24
Options exercised (Note 13)	(8,373,750)	0.19
Options forfeited	(2,285,001)	0.20
Options expired	(145,000)	0.20
Balance at June 30, 2014	13,439,055	0.24

Details of the outstanding and exercisable stock options as at June 30, 2014 are as follows:

	Outstanding			Exercisable
		Weighted average			Weighted average
	Number	exercise	contractual	Number	exercise	contractual
	of options	price	life (years)	of options	price	life (years)
		$			$
$0.18	75,000	0.18	1.76	18,750	0.18	1.76
$0.20	3,743,750	0.20	4.27	606,250	0.20	3.94
$0.26	9,620,305	0.26	2.78	1,202,543	0.26	2.78
	13,439,055	0.24	3.19	1,827,543	0.24	3.15

DEJOUR ENERGY INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

NOTE 14 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS (continued)

(a) Stock Options (continued)

The fair value of the options issued during the period was estimated using the Black Scholes option pricing model with the following weighted average inputs:

For the six months ended June 30	2014	2013

Fair value at grant date	$0.11	$0.07

Exercise price	$0.24	$0.18
Share price	$0.24	$0.18
Expected volatility	83.36%	81.18%
Expected option life	2.27 years	1.42 years
Dividends	0.0%	0.0%
Risk-free interest rate	1.10%	1.01%

Expected volatility is based on historical volatility and average weekly stock prices were used to calculate volatility. Management believes that the annualized weekly average of volatility is the best measure of expected volatility. A weighted average forfeiture rate of 6.03% (2013 – 6.48%) is used when recording stock based compensation.

(b) Share Purchase Warrants

The following table summarizes information about warrant transactions:

	Number of	Weighted average
	warrants	exercise price
		$
Balance at January 1, 2013	29,052,636	0.42
Warrants granted	7,291,667	0.24
Balance at December 31, 2013	36,344,303	0.40
Warrants expired	4,015,151	0.55
Balance at June 30, 2014	32,329,152	0.38

Details of the outstanding and exercisable warrants as at June 30, 2014 are as follows:

	Outstanding				Exercisable
		Weighted average			Weighted average
	Number	exercise	Contractual	Number	exercise	contractual
	of warrants	price	life (years)	of warrants	price	life (years)
		$			$
$0.24	7,291,667	0.24	1.06	7,291,667	0.24	1.06
$0.40	3,642,856	0.40	1.38	3,642,856	0.40	1.38
$0.40 US	7,700,000	0.43	0.48	7,700,000	0.43	0.48
$0.40 US	13,597,729	0.43	2.93	13,597,729	0.43	2.93
$0.46 US	96,900	0.49	0.34	96,900	0.49	0.34
	32,329,152	0.38	1.74	32,329,152	0.38	1.74

Warrants that have their exercise prices denominated in currencies other than the Company’s functional currency of Canadian dollars are accounted for as derivative financial liabilities, other than agents’ warrants.

DEJOUR ENERGY INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

NOTE 15 – CONTRIBUTED SURPLUS

Contributed surplus is used to recognize the value of stock option grants and share warrants prior to exercise. Details of changes in the Company's contributed surplus balance are as follows:

$
Balance at January 1, 2013	8,802
Stock based compensation	348
Balance at December 31, 2013	9,150
Stock based compensation	521
Exercise of options – value reallocation	(576)
Balance at June 30, 2014	9,095

NOTE 16 – SUPPLEMENTAL INFORMATION

(a) Changes in working capital consisted of the following:

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
	$	$	$	$
Changes in working capital:
Accounts receivable	(465)	283	(512)	(293)
Prepaids and deposits	35	30	8	38
Accounts payable and accrued liabilities	188	107	(117)	766
	(242)	420	(621)	511

Comprised of:
Operating activities	(450)	255	(300)	640
Investing activities	218	2	(369)	(292)
Financing activities	(10)	163	48	163
	(242)	420	(621)	511

Other cash flow information:
Cash paid for interest	166	62	328	117
Income taxes paid	-	-	-	-

(b) Per share amounts:

Basic loss per share amounts has been calculated by dividing the loss for the year attributable to the shareholders of the Company by the weighted average number of common shares outstanding. Stock options and share purchase warrants were excluded from the calculation. The basic and diluted loss per share is the same as there are no dilutive effects on losses. The following table summarizes the common shares used in calculating basic and diluted net loss per common share:

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Weighted average common shares outstanding
Basic	163,839,121	148,916,374	159,681,678	148,916,374
Diluted	209,607,328	148,916,374	159,681,678	148,916,374

DEJOUR ENERGY INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

NOTE 17 – RELATED PARTY TRANSACTIONS

During the six months ended June 30, 2014 and 2013, the Company entered into the following transactions with related parties:

(a)

Compensation awarded to key management included a total of salaries and consulting fees of $444,000 (2013 - $601,000) and non-cash stock-based compensation of $352,000 (2013 - $266,000). Key management includes the Company’s officers and directors. The salaries and consulting fees are included in general and administrative expenses.

(b)	Included in interest and other income is $10,000 (2013 - $11,000) received from the companies controlled by officers of the Company for rental income.

(c)

In December 2009, a company controlled by the CEO of the Company (“HEC”) became a 5% working interest partner in the Woodrush property. Included in accounts payable and accrued liabilities at June 30, 2014 is $29,000 (December 31, 2013 - $10,000) owing to HEC.

NOTE 18 – OPERATING SEGMENTS

Segment information is provided on the basis of geographic segments as the Company manages its business through two geographic regions – Canada and the United States. The two geographic segments presented reflect the way in which the Company’s management reviews business performance. The Company’s revenue and losses of each geographic segment are as follows:

	Canada		United States		Total
	2014	2013	2014	2013	2014	2013
	$	$	$	$	$	$
Three months ended June 30
Revenues	1,514	2,009	641	23	2,155	2,032
Segmented income (loss)	(635)	(350)	1,365	(725)	730	(1,075)
Amortization, depletion and impairment losses	455	655	237	80	692	735
Interest expense	298	82	125	143	423	225
Capital expenditures	271	17	150	390	421	407

Six months ended June 30
Revenues	2,920	3,647	1,509	45	4,429	3,692
Segmented income (loss)	(3,337)	(875)	1,085	(1,410)	(2,252)	(2,285)
Amortization, depletion and impairment losses	994	1,427	436	95	1,430	1,522
Interest expense	592	137	256	281	848	418
Capital expenditures	2,480	25	305	558	2,785	583

NOTE 19 – SEASONALITY OF OPERATIONS

There are factors causing quarterly variances that may not be reflective of the Company’s future performance. These include, but are not limited to weather conditions, oil and gas production, drilling activities which are affected by oil and natural gas commodity prices, global economic environment, as well as unexpected production curtailment caused by activities such as plant shutdown work. As the Company has operations in the United States, the consolidated financial results may vary between periods due to the effect of foreign exchange fluctuations in translating the expenses of its operations in the United States to Canadian dollars. As a result, quarterly operating results should not be relied upon as any indication of results for any future period.

DEJOUR ENERGY INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

NOTE 20 – SUBSEQUENT EVENT

On July 3, 2014, the Company closed the acquisition of an additional 24% working interest in the Drake/Woodrush oilfield in Northeastern B.C. to increase its working interest to 99%. As consideration for the purchase, the Company issued 9,600,000 common shares at a price of $0.202 per share for $1,939,000. A company controlled by the CEO of the Company (“HEC”) has a 5% working interest in the Drake/Woodrush property and the CEO abstained from voting when the Company’s Audit Committee and the Board of Directors approved the transaction on June 4, 2014.

On July 14, 2014, the Company obtained the regulatory approval for the acquisition and the issuance of the shares from the Toronto Stock Exchange.